082-03470

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

09046647

20th July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Shareholding Pattern as on Quarter ended 30th June, 2009

We refer to our letter dated 17th July, 2009 enclosing the Company's Shareholding Pattern as on quarter ended 30th June, 2009, in terms of the requirement of Clause 35 of the Listing Agreement, and our subsequent discussion in respect of the same.

We would request you to kindly note that the words 'see Note 3' appearing under Statement II(b) should read as 'see Note 2'.

We regret the inconvenience.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

7/28

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.